July 1, 2022

VIA EDGAR AND EMAIL

U.S. Securities & Exchange Commission

Division of Investment Management

Office of Disclosure Review & Accounting

100 F Street, NE

Washington, D. C. 20549

Attention: Mr. Jeffrey W. Long

(202) 551-6983

longjw@sec.gov

Re:	The Advisors’ Inner Circle Fund II (File No. 811-07102) &
The Advisors’ Inner Circle Fund III (File No. 811-22920)

Mr. Long:

This letter responds to comments of the Securities & Exchange Commission (the “SEC”) Staff given by you to Brian P. Galm, Director of Fund Administration at SEI Investments Global Funds Services (“SEI”), the Administrator to each of The Advisors’ Inner Circle Fund II (“AIC II”) (File No. 811-07102) and The Advisors’ Inner Circle Fund III (“AIC III”) (File No. 811-22920) (AIC II and AIC III hereinafter referred to collectively as the “Trusts”), in regard to certain series funds of the Trusts (each a “Fund,” and, collectively, the “Funds”), in a telephone conversation on May 18, 2022. SEI provides the Trusts and the Funds with administrative and accounting services, officers, and other personnel, and submits these responses on behalf of the Trusts and the Funds.

The SEC Staff comments provided relate to:

a.	the Trusts’ annual reports as of October 31, 2021, as filed on Form N-CSR (the “Form N-CSR Annual Reports”);

b.

the Trusts’ annual reports as of October 31, 2021, as filed on Form N-CEN (the “Form N-CEN Annual Reports”) (said Form N-CSR Annual Reports and Form N-CEN Annual Reports hereinafter referred to collectively as the “Reports”);

c.	the Prospectuses, dated February 28, 2022, of the certain Funds, as included in the Trusts’ Registration Statements on Form N-1A; and

d.	related filings of the Trusts.

©2022 SEI

The Advisors’ Inner Circle Fund II (File No. 811-07102) &

The Advisors’ Inner Circle Fund III (File No. 811-22920)

June 1, 2022

The SEC Staff comments provided specifically relate to the Funds set forth immediately below, but these comments, to the extent applicable, should be applied to all Funds in the Trusts going forward. As noted above, each of these Funds is a series of a Trust.

The Advisors’ Inner Circle Fund II	Kopernik Global All-Cap Fund
The Advisors’ Inner Circle Fund II	Kopernik International Fund
The Advisors’ Inner Circle Fund II	RQSI GAA Systematic Global Macro Fund
The Advisors’ Inner Circle Fund III	FS Chiron Capital Allocation Fund
The Advisors’ Inner Circle Fund III	FS Chiron SMid Opportunities Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus Core Bond Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus International Equity Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus Large Cap Growth Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus Large Cap Value Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus Limited Duration Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus Long/Short Equity Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus Real Estate Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus Small Cap Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus U.S. All Cap Index Fund

We have reproduced the substance of your comments below, followed by the Trusts’ corresponding responses.

SEC Comment 1:

Each of (a) Footnote 1 to each of the “Fund Fees and Expenses” Tables for the respective Knights of Columbus Core Bond Fund, the Knights of Columbus International Equity Fund, the Knights of Columbus Large Cap Growth Fund, the Knights of Columbus Large Cap Value Fund, the Knights of Columbus Limited Duration Fund, the Knights of Columbus Long/Short Equity Fund, Knights of Columbus Real Estate Fund, the Knights of Columbus Small Cap Fund, and the Knights of Columbus U.S. All Cap Index Fund (collectively, the “KOC Funds”) in the Combined Prospectus, dated March 1, 2022, for these nine KOC Funds, and (b) the next-to-last paragraph under the “Investment Adviser” section in the Combined Prospectus, dated March 1, 2022, for these nine KOC Funds, discloses, in pertinent part, that: “In addition, the Adviser [Knights of Columbus Asset Advisors LLC (the “Adviser” or “KOC”)] may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the contractual expense limit to recoup all or a portion of its prior fee waivers or expense reimbursements made during the rolling three-year period preceding the recoupment if at any point Total Annual Fund

©2022 SEI

The Advisors’ Inner Circle Fund II (File No. 811-07102) &

The Advisors’ Inner Circle Fund III (File No. 811-22920)

June 1, 2022

Operating Expenses (not including excluded expenses) are below the contractual expense limit (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.”

Item C.8.c in the October 31, 2021 Form N-CEN Annual Report requires a registrant fund to answer either Yes (“Y”) or No (“N”) in response to the question “Are the fees waived subject to recoupment?”

The responses for three of the nine KOC Funds to the question in Item C.8.c in the October 31, 2021 Form N-CEN Annual Report for the KOC Funds are “Y,” however the responses for the other six KOC Funds to the question in Item C.8.c in the October 31, 2021 Form N-CEN Annual Report for the KOC Funds are “N.”

Please explain this discrepancy between (a) the responses in Item C.8.c in the October 31, 2021 Form N-CEN Annual Report for the KOC Funds, for the fiscal-year-ended October 31, 2021 (which indicates that the KOC Funds’ Adviser KOC is not entitled to recoup the fees previously-waived by the Adviser KOC and the expenses previously-reimbursed by the Adviser KOC in regard to six of the nine KOC Funds), and (b) the disclosure in Footnote 1 to the “Fund Fees and Expenses” Table for the KOC Funds in the Combined Prospectus, dated March 1, 2022, for the KOC Funds (which indicates that KOC Funds’ Adviser KOC is entitled to recoup the fees previously-waived by the Adviser KOC and the expenses previously-reimbursed by the Adviser KOC in regard to each of the nine KOC Funds).

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Trust Response to Comment 1:

The disclosures in the KOC Funds’ Combined Prospectus, dated March 1, 2022, that the KOC Adviser to the nine KOC Funds is entitled to recoup the previously-waived fees and the previously-reimbursed expenses for each of the nine KOC Funds is correct. The responses for all nine KOC Funds to the question in Item C.8.c in the October 31, 2021 Form N-CEN Annual Report should have been “Y.” The “N” responses for the six KOC Funds to the question in Item C.8.c in the October 31, 2021 Form N-CEN Annual Report are not correct.

Going forward, and starting with the October 31, 2022 Form N-CEN Annual Report for the KOC Funds, we will correct the incorrect responses for the six KOC Funds in Item C.8.c of the Form N-CEN Annual Report for the KOC Funds.

©2022 SEI

The Advisors’ Inner Circle Fund II (File No. 811-07102) &

The Advisors’ Inner Circle Fund III (File No. 811-22920)

June 1, 2022

SEC Comment 2:

Note 5, “Transactions with Affiliates,” to the Financial Statements (at Pages 49-50) in the Form N-CSR Annual Report for the FS Chiron SMid Opportunities Fund and the FS Chiron Capital Allocation Fund, for the fiscal-year-ended October 31, 2021, describes a “Capital Contribution by FS Investments,” as follows: “In April 2021, Franklin Square Holdings, L.P. (which does business as FS Investments and wholly owns FS Chiron Investment Management, LLC (the “adviser”)) and its affiliate purchased $23,000,000 of FS Chiron SMid Opportunities Fund Class I Shares. As of October 31, 2021, FS Investments and its affiliate held 1,585,114 FS Chiron SMid Opportunities Fund Class I Shares valued at approximately $23,618,194 based on the NAV per share on such date. FS Investments and its affiliate may own a significant percentage of the FS Chiron SMid Opportunities Fund’s outstanding shares for the foreseeable future. This ownership will fluctuate as other shareholders subscribe or redeem shares in the future. Depending on the size of this ownership at any given point in time, it is expected that FS Investments and its affiliate will, for the foreseeable future, either control FS Chiron SMid Opportunities Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of shareholders.”

To the extent that FS Investments and FS Investments’ affiliate expect to continue to own a significant percentage of the FS Chiron SMid Opportunities Fund’s outstanding shares for the foreseeable future, please add, via Supplement, appropriate shareholder concentration risk disclosure in the most-recent prospectus for the FS Chiron SMid Opportunities Fund.

*        *        *         *        *        *        *

Trust Response to Comment 2:

We will file a Supplement to the Prospectus, dated March 1, 2022, for the FS Chiron SMid Opportunities Fund and the FS Chiron Capital Allocation Fund, so as to add substantively the following risk disclosure in regard to the FS Chiron SMid Opportunities Fund under the “Principal Risks” and “More Information About Principal Risks” sections of the March 1, 2022 Prospectus: “Shareholder Concentration Risk -- A large percentage of the Fund’s shares are held by a small number of shareholders, including persons and entities related to the Adviser. A large redemption by one or more of these shareholders could materially increase the Fund’s transaction costs, which would negatively impact the Fund’s performance and could cause adverse tax consequences for the remaining shareholders of the Fund.”

©2022 SEI

The Advisors’ Inner Circle Fund II (File No. 811-07102) &

The Advisors’ Inner Circle Fund III (File No. 811-22920)

June 1, 2022

SEC Comment 3:

The “Consolidated Schedule of Investments” in the Form N-CSR Annual Report for the RQSI GAA Systematic Global Macro Fund (the “RQSI Fund”), for the fiscal-year-ended October 31, 2021, indicates that the RQSI Fund invests entirely in futures contracts.

Item 27(d)(2), “Financial Statements; Annual and Semi-Annual Reports; Graphical Representations of Holdings,” of the SEC’s Form N-1A Instructions provides that: “One or more tables, charts, or graphs depicting the portfolio holdings of the Fund by reasonably identifiable categories (e.g., type of security, industry sector, geographic regions, credit quality, or maturity) showing the percentage of net asset value or total investments attributable to each. The categories and the basis of the presentation should be formatted, in a manner reasonably designed to depict clearly the types of investments made by the Fund, given its investment objectives. If the Fund depicts portfolio holdings according to the credit quality, it should include a description of how the credit quality of the holdings were determined, and if credit ratings, as defined in section 3(a)(60) of the Securities Exchange Act [15 U.S.C. 78(c)(a)(60)], assigned by a credit rating agency, as defined in section 3(a)(61) of the Securities Exchange Act [15 U.S.C. 78(c)(a)(61)], are used, explain how they were identified and selected. This description should be included near, or as part of, the graphical representation.”

When a Schedule of Investments in a Form N-CSR Annual Report for a registered investment company (a “registrant fund”) indicates that the registrant fund invests entirely or significantly in futures contracts, the Schedule of Investments for the registrant fund typically includes one or more tables, charts, or graphs that depicts the portfolio holdings of the registrant fund by reasonably-identifiable categories (e.g., type of security, industry sector, etc.). Please consider adding, in future Form N-CSR annual and semi-annual reports for the RQSI Fund, an appropriate table, chart, or graph that depicts the portfolio holdings of the RQSI Fund by reasonably-identifiable categories.

*        *        *         *        *        *        *

Trust Response to Comment 3:

Going forward, and starting with the Form N-CSR semi-annual report for the RQSI Fund for the six-month-period-ended April 30, 2022, we will include, in future Form N-CSR annual and semi-annual reports for the RQSI Fund, an appropriate table, chart, or graph that depicts the portfolio holdings of the RQSI Fund by reasonably-identifiable categories.

©2022 SEI

The Advisors’ Inner Circle Fund II (File No. 811-07102) &

The Advisors’ Inner Circle Fund III (File No. 811-22920)

June 1, 2022

SEC Comment 4:

The “Ratio of Expenses to Average Net Assets (including waivers and reimbursements)” (the “Net Expense Ratio”) for the Knights of Columbus Long/Short Equity Fund (the “KOC LSE Fund”), for the KOC LSE Fund’s fiscal-year-ended October 31, 2021, as disclosed in the “Financial Highlights” Table at Page 77 of the Annual Report for the KOC LSE Fund, is 2.28%; and Footnote 2 to this “Financial Highlights” Table, at Page 79 of the Annual Report for the KOC LSE Fund, indicates that: (i) this 2.28% Net Expense Ratio for the KOC LSE Fund includes dividend and interest expense; (ii) had this dividend and interest expense been excluded, then this expense ratio for the KOC LSE Fund would have been 1.50%; and (iii) accordingly, the dividend and interest expense for the KOC LSE Fund is 0.78%.

The “Fund Fees & Expenses” Table in the March 1, 2022 Prospectus for the KOC LSE Fund, Class I, however, shows that: (i) a Net Expense Ratio, after waivers, for the KOC LSE Fund of 2.28%; and (ii) Dividend and Interest Expenses on Securities Sold Short of 0.80% for the KOC LSE Fund.

Footnote 2 to the “Fund Fees & Expenses” Table in the March 1, 2022 Prospectus for the KOC LSE Fund discloses that the KOC LSE Fund’s expense cap ratio is 1.50%, excluding the interest and dividend expense of securities sold short (of 0.80%).

Based on these amounts, as set forth in the March 1, 2022 Prospectus for the KOC LSE Fund, the KOC LSE Fund waived an extra 2 basis points under the expense cap. Please explain why the KOC LSE Fund’s Net Expense Ratio, as set forth in the March 1, 2022 Prospectus for the KOC LSE Fund, is below the KOC LSE Fund’s expense cap ratio is 2.30%, including interest and dividend expense of securities sold short of 0.80%.

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Trust Response to Comment 4:

The 2021 Annual Report for the KOC LSE Fund discloses the correct interest-expense ratio of 2.28% for the KOC LSE Fund, and indicates the correct dividend and interest expense of 0.78% for the KOC LSE Fund, for the KOC LSE Fund’s fiscal-year-ended October 31, 2021.

The dividend and interest expense of 0.80% for the KOC LSE Fund, for the KOC LSE Fund’s fiscal-year-ended October 31, 2021, that is disclosed in the “Fund Fees & Expenses” Table in the March 1, 2022 Prospectus for the KOC LSE Fund, is not correct.

©2022 SEI

The Advisors’ Inner Circle Fund II (File No. 811-07102) &

The Advisors’ Inner Circle Fund III (File No. 811-22920)

June 1, 2022

Accordingly, the KOC LSE Fund is filing a Supplement today, July 1, 2022, to the KOC LSE Fund’s Prospectus and Summary Prospectus that discloses the correct dividend and interest expense of 0.78% for the KOC LSE Fund, for the KOC LSE Fund’s fiscal-year-ended October 31, 2021.

SEC Comment 5:

The “Schedules of Investments,” under the heading “Short Term Investment,” in the Form N-CSR Annual Report for the Kopernik Global All-Cap Fund and the Kopernik International Fund (collectively, the “Kopernik Funds”), for the fiscal-year-ended October 31, 2021, indicates at Page 24 and at Page 33, respectively, that the Kopernik Global All-Cap Fund and the Kopernik International Fund invest approximately 0.2% (or approximately $4.5 million) and 1.0% (or approximately $6 million) of the respective assets of the Kopernik Global All-Cap Fund and the Kopernik International Fund in shares of the Dreyfus Treasury Securities Cash Management Fund (the “Dreyfus Fund”), but does not specify which class of shares of either Kopernik Fund is invested in the Dreyfus Fund shares.

The Kopernik Funds have two classes of shares, Class A Shares and Class I Shares. Please specify in future Form N-CSR annual and semi-annual reports for the Kopernik Funds which Kopernik Fund share classes are invested in the shares of the Dreyfus Fund.

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Trust Response to Comment 5:

Going forward, and starting with the Form N-CSR semi-annual report for the Kopernik Funds for the six-month-period-ended April 30, 2022, we will specify, in future Form N-CSR annual and semi-annual reports for the Kopernik Funds, which Kopernik Fund share classes are invested in the shares of the Dreyfus Fund (and other similar short-term fund investments).

SEC Comment 6:

During the October 31, 2021 fiscal-year-end, the Kopernik International Fund recaptured fees. With the Kopernik International Fund’s expense ratio changing from 0.45% to 1.10%, effective as of March 18, 2018, did any recoupments that occurred follow the preceding three-year period?

*        *        *         *        *        *        *

©2022 SEI

The Advisors’ Inner Circle Fund II (File No. 811-07102) &

The Advisors’ Inner Circle Fund III (File No. 811-22920)

June 1, 2022

Trust Response to Comment 6:

The Fund started to recapture previously waived expenses in November 2020 through September 2021.

SEC Comment 7:

Note 8, “Investment Advisory Agreement,” to the Financial Statements (at Page 19) in the Form N-CSR Annual Report for the RQSI GAA Systematic Global Macro Fund (the “RQSI Fund”), for the fiscal-year-ended October 31, 2021, provides that: “Under the terms of an investment advisory agreement, the Adviser provides investment advisory services to the Fund. Effective March 1, 2021, these services were applied at a rate 1.40% of the Fund’s average daily net assets. Prior to March 1, 2021, these services were applied at a rate 1.60% of the Fund’s average daily net assets. During the period from November 1, 2019 to August 18, 2020, the Adviser agreed to reimburse expenses to the extent necessary to keep Total Annual Fund Operating Expenses (excluding 12b-1 Fees and Shareholder Servicing Fees) from exceeding 2.50% of the average daily net assets of the Fund’s share classes. After this date through the end of the period, the maximum fee cap was lowered to 1.98%. Refer to waiver of investment advisory fees on the Consolidated Statement of Operations for fees waived for the year ended October 31, 2021. The previously waived fees are not subject to recoupment by the Adviser.”    (Emphasis added.)

Footnote 3 to the “Fund Fees and Expenses” Table for the RQSI Fund (at Pages 1-2) in the Prospectus, dated March 1, 2022, for the RQSI Fund, however, discloses that: “Ramsey Quantitative Systems, Inc. (the “Adviser” or “RQSI”) has contractually agreed to waive fees and reimburse expenses to the extent necessary to keep Total Annual Fund Operating Expenses (excluding 12b-1 Fees, Shareholder Servicing Fees, interest, taxes, brokerage commissions and other costs and expenses relating to the securities that are purchased and sold by the Fund, dividend and interest expenses on securities sold short, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses (collectively, “excluded expenses”)) from exceeding 1.88% of the average daily net assets of each of the Fund’s share classes until February 28, 2023 (the “contractual expense limit”). In addition, the Adviser may receive from the Fund the difference between the Total Annual Fund Operating. Expenses (not including excluded expenses) and the contractual expense limit to recoup all or a portion of its prior fee waivers or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment. This agreement will terminate automatically upon the termination of the Fund’s investment advisory agreement and may be terminated: (i) by the Board of Trustees (the “Board”) of The

©2022 SEI

The Advisors’ Inner Circle Fund II (File No. 811-07102) &

The Advisors’ Inner Circle Fund III (File No. 811-22920)

June 1, 2022

Advisors’ Inner Circle Fund II (the “Trust”), for any reason at any time; or (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Trust, effective as of the close of business on February 28, 2023.”

Please explain this discrepancy between (a) the disclosure in Note 8 to the Financial Statements in the Form N-CSR Annual Report for the RQSI Fund, for the fiscal-year-ended October 31, 2021 (which indicates that the RQSI Fund’s Adviser is not entitled to recoup the fees previously-waived by the Adviser RQSI and the expenses previously-reimbursed by the Adviser RQSI in regard to the RQSI Fund), and (b) the disclosure in Footnote 3 to the “Fund Fees and Expenses” Table for the RQSI Fund in the Prospectus, dated March 1, 2022, for the RQSI Fund (which indicates that RQSI Fund’s Adviser RQSI is entitled to recoup the fees previously-waived by the Adviser RQSI and the expenses previously-reimbursed by the Adviser RQSI in regard to the RQSI Fund).

*        *        *         *        *        *        *

Trust Response to Comment 7:

The disclosure in the RQSI Fund’s Prospectus, dated March 1, 2022, that the RQSI Adviser to the RQSI Fund is entitled to recoup the previously-waived fees and the previously-reimbursed expenses for the RQSI Fund is correct. The disclosure in the Form N-CSR Annual Report for the RQSI Fund, for the fiscal-year-ended October 31, 2021, that the RQSI Adviser to the RQSI Fund is not entitled to recoup the previously-waived fees and the previously-reimbursed expenses for the RQSI Fund is not correct.

Going forward, and starting with the Form N-CSR semi-annual report for the RQSI Fund for the six-month-period-ended April 30, 2022, we will include the correct disclosure, in Note 8 to the Financial Statements in future Form N-CSR annual and semi-annual reports for the RQSI Fund, that that the RQSI Adviser to the RQSI Fund is entitled to recoup the previously-waived fees and the previously-reimbursed expenses for the RQSI Fund.

*        *        *         *        *        *        *

©2022 SEI

The Advisors’ Inner Circle Fund II (File No. 811-07102) &

The Advisors’ Inner Circle Fund III (File No. 811-22920)

June 1, 2022

Please contact Brian P. Galm at (610) 676-2768 or bgalm@seic.com if you have any questions or comments.

Very truly yours,
/s/ Andrew Metzger
Andrew Metzger
Treasurer, Controller and Chief Financial Officer

Advisors’ Inner Circle Fund II Advisors’ Inner Circle Fund III

cc:	Michael Beattie Russell Emery Brian P. Galm James Bernstein Matthew Maher Sean Graber David Freese

©2022 SEI